As filed with the Securities and Exchange Commission on February 17, 2004

Securities Act File No. 333-39837 Investment Company Act File No. 811-5870

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Under Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. )

Merrill Lynch Senior Floating Rate Fund, Inc. (Name of Issuer)

Merrill Lynch Senior Floating Rate Fund, Inc. (Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

59019R 10 5 (CUSIP Number of Class of Securities)

Terry K. Glenn
Merrill Lynch Senior Floating Rate Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Thomas R. Smith, Jr., Esq.	Andrew J. Donohue, Esq.
Sidley Austin Brown & Wood LLP	Fund Asset Management, L.P.
787 Seventh Avenue	P.O. Box 9011
New York, New York 10019	Princeton, New Jersey 08543-9011

CALCULATION OF FILING FEE

Transaction Valuation: $310,800,000*	Amount of Filing Fee: $62,160**

*	Calculated as the aggregate maximum purchase price to be paid for 35,000,000 shares in the offer, based upon the net asset value per share ($8.88) on February 12, 2004.
**	Calculated as 1/50th of 1% of the Transaction Valuation.
| |

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________
Form or Registration No.:_______________ Date Filed:___________________
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
| |	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
| |	going-private transaction subject to Rule 13e-3.
| |	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Combined Offer to Purchase that is attached as exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Merrill Lynch Senior Floating Rate Fund, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation. The Fund is structured as a “feeder” fund that invests its assets in Master Senior Floating Rate Trust (the “Trust”). Merrill Lynch Senior Floating Rate Fund II, Inc. (“Senior Floating Rate II”) is also a “feeder” fund that invests its assets in the Trust. Each of Senior Floating Rate II and the Trust has the same investment objective as the Fund. All portfolio investments for the Fund and Senior Floating Rate II are made at the Trust level. This structure is sometimes called a “master/feeder” structure. The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is (609) 282-2800.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”). As of January 30, 2004, there were approximately 87.6 million Shares issued and outstanding. The Fund has been informed that no Director, officer or affiliate of the Fund and that no Trustee, officer or affiliate of the Trust intends to tender Shares pursuant to the Offer (defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own Shares. The Trust will repurchase interests in the Trust equivalent in value to the value of the Shares tendered to the Fund by stockholders. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

Item 4. Terms of the Transaction.
(a)(1)	(i)	The Fund is seeking tenders for 35,000,000 Shares (the “Offer”).
(ii)

For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, less any “Early Withdrawal Charge”, upon the terms and subject to the conditions set forth in the Combined Offer to Purchase dated February 17, 2004 (the “Combined Offer to Purchase”). A copy of each of the Combined Offer to Purchase and the form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.

(iii)

The Offer is scheduled to expire on March 16, 2004, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares”, Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.
(v)

Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Combined Offer to Purchase, which are incorporated herein by reference.

	(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which is incorporated herein by reference.
	(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Combined Offer to Purchase, which are incorporated herein by reference.
	(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Combined Offer to Purchase, which is incorporated herein by reference.

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	(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.
(xi)

Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Combined Offer to Purchase, which are incorporated herein by reference.

	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		The Fund has been informed that no Directors, officers or affiliates of the Fund, and that no Trustees, officers or affiliates of the Trust, intend to tender Shares pursuant to the Offer.
(c)-(f)		Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) Neither the Fund nor the Trust knows of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Trust, any of the Fund’s or the Trust’s executive officers or directors, any person controlling the Fund or the Trust or any executive officer or director of any corporation ultimately in control of the Fund or the Trust and any person with respect to any securities of the Fund or the Trust (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made to Section 7 “Purpose of the Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Combined Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund is a “feeder” fund that invests its assets in the Trust. The Trust has the same investment objective as the Fund. All investments will be made at the Trust level. This structure is sometimes called a “master/feeder” structure. Neither the Fund nor the Trust has any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Trust; (2) a purchase, sale or transfer of a material amount of assets of the Trust; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors/trustees or management of the Fund or the Trust, including but not limited to, any plans or proposal to change the number or the term of directors/trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s or the Trust’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund or the Trust to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund or the Trust becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s or the Trust’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the Trust or the disposition of securities of the Fund or the Trust; or (10) any changes in the Fund’s or the Trust’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund or the Trust.

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Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Neither the Fund nor the Trust holds any shares in Treasury. To the knowledge of the Fund, information regarding share ownership as of February 12, 2004 by directors and executive officers of the Fund follows:

Name	Address	No. of Shares	Percent of Fund
Terry K. Glenn	P.O. Box 9011	1,013	0.00%*
Director of the Fund	Princeton, New Jersey 08536-9011
Ronald W. Forbes	P.O. Box 9011	338	0.00%*
Director of the Fund	Princeton, New Jersey 08536-9011

*	Amount is less than 1/100 of 1.0% of the Fund’s outstanding shares.

(b) Reference is made to Section 11 “Certain Information About the Fund” of the Combined Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund or the Trust, any executive officer or director of the Fund or the Trust, any person controlling the Fund or the Trust, any executive or director of any corporation ultimately in control of the Fund or the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the public offering of its Shares, the Fund has sold approximately 693,160 shares at a price equal to NAV on the date of each such sale. The Trust issues beneficial interests to the Fund, Senior Floating Rate II and other feeder funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of shares of the Fund and other feeder funds sold to the public. Within the past 60 business days, the Trust has issued approximately $20.9 million aggregate amount of beneficial interests.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(a) The Fund’s financial statements for the fiscal years ended August 31, 2002 and 2003, have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s financial statements are included in the Fund’s 2002 and 2003 Annual Reports, which are incorporated herein by reference. The Fund did not become a feeder fund of the Trust fund until February 10, 2003, following the end of the Fund’s fiscal year ended August 31, 2002. The Trust’s financial statements for the fiscal year ended August 31, 2003 have been audited by Deloitte & Touche LLP whose report, along with the Trust’s financial statements are included in the Fund’s 2003 Annual Report, which are incorporated by reference.

(b) Not applicable.

(c) Reference is hereby made to Section 10 “Summary of Selected Financial Information” of the Combined Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.
(a)	(1)	None.
	(2)	None.
	(3)	Not Applicable.
	(4)	Not Applicable.
	(5)	None.
(b)		The Combined Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

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Item 12. Exhibits.

(a)(1)	(i)	Advertisement to be printed in The Wall Street Journal.
	(ii)	Combined Offer to Purchase.
	(iii)	Form of Letter of Transmittal.
	(iv)	Letter to Stockholders.
(a)(2)-(4)		Not Applicable.
(a)(5)	(i)	Audited Financial Statements of the Fund as of and for the fiscal year ended August 31, 2002.**
	(ii)	Audited Financial Statements of the Fund as of and for the fiscal year ended August 31, 2003.#
	(iii)	Audited financial statements of the Trust for the fiscal year ended August 31, 2003.#
	(iv)	Consent of Deloitte & Touche LLP.
(b)(1)		Form of Credit Agreement among the Fund, a syndicate of banks and certain other parties.*
(b)(2)		Form of Second Amended and Restated Credit Agreement among the Fund, a syndicate of banks and certain other parties.***
(b)(3)		Form of Third Amended and Restated Credit Agreement among the Fund, a syndicate of banks and certain other parties.##
(b)(4)		Form of Fourth Amended and Restated Trust Credit Agreement among the Trust, a syndicate of banks and certain other parties.###
(d)		Not Applicable.
(g)		Not Applicable.
(h)		Not Applicable

*	Incorporated by reference to Exhibit (b) of the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on December 14, 2000.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2002 on Form N-30D as filed with the SEC via EDGAR on October 29, 2002.
***	Incorporated by reference to Exhibit (b)(2) of the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on December 14, 2001.
#	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended August 31, 2003 on Form N-CSR as filed with the SEC via EDGAR on November 3, 2003.
##	Incorporated by reference to Exhibit (b)(3) of the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on December 13, 2002.
###	Incorporated by reference to Exhibit 8(c)(4) to Post Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.

By:	/s/ DONALD C. BURKE

(Donald C. Burke, Vice President and Treasurer)

February 17, 2004

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTER SENIOR FLOATING RATE TRUST

By:	/s/ DONALD C. BURKE

(Donald C. Burke, Vice President and Treasurer)

February 17, 2004

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Combined Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Stockholders.
(a)(5)(iv)	Consent of Deloitte & Touche LLP.